NEXTGEN ACQUISITION CORP. II
2255 Glades Road, Suite 324A
Boca Raton, Florida 33431

March 18, 2021

VIA EMAIL & EDGAR

Maryse Mills-Apenteng

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	NextGen Acquisition Corp. II (the “Company”)

Registration Statement on Form S-1 (Registration No. 333-253848)

Dear Mrs. Mills-Apenteng:

Pursuant to Rule 461(a) of the General Rules and Regulations under the Securities Act of 1933, as amended, we respectfully request that the effective date of the Company’s Registration Statement on Form S-1 (File No. 333-253848) be accelerated by the Securities and Exchange Commission to 4:00 p.m. Washington D.C. time on March 22, 2021 or as soon as practicable thereafter.

We request that we be notified of such effectiveness by a telephone call to David J. Goldschmidt of Skadden, Arps, Slate, Meagher & Flom LLP at (212) 735-3574 and that such effectiveness also be confirmed in writing.

Very truly yours,

NextGen Acquisition Corp. II

By:	/s/ Patrick T. Ford
Name: Patrick Ford Title: Chief Financial Officer and Secretary

cc: Skadden, Arps, Slate, Meagher & Flom LLP

Gregg A. Noel, Esq. and David J. Goldschmidt, Esq.

cc: Ropes & Gray LLP

Paul Tropp, Esq. and Emily Oldshue, Esq.

[Signature Page to Acceleration Request Letter]